9A

[redacted]

05013675

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSI Wireless

*CURRENT ADDRESS 4110 - 9th Street SE
Calgary, Alberta T2G 3C4

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FILE NO. 82- 34943 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

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DAT : 1/19/06

82-34943

AR/S
12-31-04

csi wireless™

Annual Report • 2004

CSI Wireless


26.6
41.0
54.1
71.0
81.6
2000
2001
2002
2003
2004
Revenue ($ Millions)


7.7
13.1
15.9
18.8
26.2
2000
2001
2002
2003
2004
Gross Margin ($ Millions)

CSI Wireless, from offices in Calgary, Alberta, California's Silicon Valley, and Scottsdale, Arizona, designs and manufactures innovative, cost-effective wireless and Global Positioning System (GPS) products for mobile and fixed applications in commercial and consumer markets. By integrating wireless and GPS technology, CSI Wireless has become an industry leader, serving several high-growth markets including precision guidance for agriculture, desktop cellular telephones, and telematics. The Company owns several patents and intellectual property relating to wireless and GPS technologies, and has licensed its technology to GPS, cellular handset and chipset manufacturers.

Financial Highlights

	2004	2003	2002	2001
Revenue	$81,556	$71,046	$54,136	$40,961
Gross Margin	26,216	18,761	15,898	13,114
Gross Margin %	32%	26%	29%	32%
Net Income (Loss)	4,293	(553)	(3,857)	(6,874)[1]
Research & Development	9,533	7,017	8,049	8,142
Total Assets	62,807	41,017	40,737	39,525
Shareholders' Equity[2]	49,508	26,870	19,527	18,847
Earnings (loss) Per Share – Basic	0.13	(0.02)	(0.20)	(0.39)[1]

(In thousands except for gross margin %)

[1](before goodwill amortization)

[2](excluding preferred shares)

Message to Shareholders

It's a great pleasure to report to you on a very successful year for CSI Wireless in 2004, during which we produced our seventh consecutive year of record revenues and also a record level of earnings. At the beginning of 2004, we predicted we would produce another year of top and bottom line growth, with a very strong second half. And that is exactly what happened. We delivered the strongest third-quarter and fourth-quarter revenue performance we've ever produced – by a large margin.

It was also the most profitable year in the Company's history, with net income of $4.3 million, and earnings of $0.13 per share. Many factors contributed to this success. One of the most important factors has been our ability to commit the appropriate resources to research and development – which has resulted in world-class products that dominate the GPS and wireless market niches that we serve.

It is the excellence of our people that enables CSI Wireless to dominate nearly every market segment it enters. We closed 2004 as the market leader in GPS-based Agricultural Guidance, and as the number one supplier of TDMA-based desktop cellular telephones in Latin America. We began 2005 with plans to introduce new agriculture products to the market and to grow dramatically our new GSM-based wireless products, which increase our addressable markets ten-fold.

During 2004, we also set the stage for future growth by strengthening our balance sheet through an equity financing completed during the first quarter. This gives the Company greater credibility with customers and suppliers and supports working capital needs that come with our continuing business growth.

Overall, both our GPS and Wireless businesses achieved strong results in 2004, and are well-positioned heading into 2005. I have never been more optimistic about our future than I am today, with numerous opportunities in front of us.



Outback S®

GPS Business

Our reliable GPS business delivered ahead of plan in 2004 as our key customers increased orders for the year. The largest share of our GPS revenues comes from our guidance products for agricultural markets. In 2004, this sector began recovering from the droughts of 2002 and 2003, and we expect this recovery to continue through 2006.

Our leading agriculture guidance products distributed through RHS Inc., and branded as Outback®, command a leading market share in the precision farming market. The Outback's well-documented ability to save farmers time and money is the driving force behind the product line's growing sales success. Outback products offer outstanding guidance performance, durability, simplicity and user-friendliness, at very affordable prices.

When we first began shipping Outback products in 2000, they were only distributed throughout North America. Today, they are being distributed in several additional markets including South America, Europe and Australia – as a result of the reputation and respect the Outback brand has gained worldwide.

Perhaps our most exciting and imminent opportunity in GPS guidance for agriculture is with our new auto-steering systems that leverage the success we've already achieved in the precision agriculture market. Our GPSteer and the Outback eDrive systems enable operators to drive their tractors and other self-propelled agricultural equipment hands-free, and with high-accuracy, enabling them to reduce both cost and driver fatigue. The customer and market reaction to this product has been very enthusiastic and we are very excited about the opportunities that we see for this product.

We continue to work on adding new channels to market for our technologies. In the second half of 2004, we established a supply and product-development relationship with DICKEY-john Corporation, a leading manufacturer of electronic equipment for the agricultural and public works sectors, with customers on six continents.

We are supplying our GPS technology for an innovative new DICKEY-john product called "Speed Sensor" that, by creating velocity pulses in relationship to a vehicle's speed, enables DICKEY-john's products to monitor and control variable rate applications of seeds and chemicals. We are also supplying our lightbar-based precision guidance systems that DICKEY-john will market as "FieldGuide." The two systems, which represent DICKEY-john's first product entry in the rapidly growing agricultural precision guidance market, will be marketed through the company's large domestic and international distribution channels. We are mutually pursuing other joint product-development strategies and market opportunities with DICKEY-john.

We believe the agricultural guidance market will continue to rapidly expand, as GPS is adopted as mainstream technology on large and small farms. Auto-steering has enormous potential during the next decade, and CSI Wireless is one of only a handful of companies in the world that has developed this technology. Industry experts say auto-steering sales will grow four-fold during the next year alone. I'm proud of what we've achieved in GPS guidance for agriculture, and excited about the future prospects for this product line.

In addition, GPS product lines focused on the marine and GIS markets continued to perform well in their market. Our Vector heading system line was successful in targeted markets, including hydrographic surveying and marine construction, where we already have a dominant position. We began 2005 by announcing that Saab TransponderTech has begun to integrate our GPS technology into Saab's Automatic Identification System (AIS) product line. Automatic Identification Systems use GPS to identify and monitor maritime traffic.


Vector

Wireless Business

The growth in demand for our wireless products has been very strong, and the outlook for future growth is very exciting. We sold our first wireless product in 2000, and last October reached an important corporate milestone by shipping our 500,000th wireless device through the combined sales of our desktop cellular telephones and telematics products.


Desktop Cellular Phone
TDMA Series

Our Fixed Wireless product line is composed of our growing line of desktop cellular telephones, which are ideal in developing or remote areas of the world where traditional copper-wire landline networks are not available or are too expensive.

Our phones have achieved enormous popularity in Latin America, and we are leveraging that success to enter other markets including Eastern Europe, Africa and the Middle East.

GSM & GPRS
Desktop Cellular Phone

CSI 410 Series



In Latin America, our Motorola-branded TDMA-based phones have been the market leaders since shortly after their introduction in late 2002. They have generated more than $70 million of sales so far, and there is significant potential for continued sales growth. More than 60 million Latin American homes have no conventional landline phone service. Meanwhile, almost every city has cellular coverage. Homeowners could rely on portable handheld wireless phones, but our desktop cellular phones offer a much stronger signal range and better voice quality – plus text-messaging, email and Internet access with some models, typically at lower rate plans.

Our newest models, introduced in late 2004, operate using GSM (Global System for Mobile communications) cellular technology – meaning they are appropriate for not only the Americas, but the rest of the world too. These new phones – The 400 Series featuring voice and text-messaging capability, and the 410 Series featuring voice, text-messaging, email and Internet access – have already generated $5.7 million of purchase orders, and have sparked significant interest in a number of GSM-intensive regions including Latin America, Eastern Europe, Africa and the Middle East. This widespread interest suggests that we have entered the market at the right time, with the right product.

Both of our new GSM phones are being distributed by Brightstar Corporation, the same Motorola licensee that distributes our Motorola-branded TDMA phone. As of the date of this letter, the new phones have been approved by 16 cellular carriers, with 28 more carriers in the advanced stages of testing.

Our very successful experience with our original Motorola FX800t TDMA phone indicates we should expect the same superior performance and enthusiastic market acceptance for our new GSM-capable 400 Series and 410 Series phones. Although our TDMA phones have been driving our desktop wireless revenues to date, 2005 is shaping up to be the year in which our GSM phones become a major revenue driver. And as worldwide GSM demand ramps up, it will help us achieve strong growth in phone revenues and earnings for years to come.

Our Telematics product line includes our asset-tracking and fleet management products that enable trucking, car rental, construction equipment and other companies to remotely monitor and manage their mobile assets. Our consumer telematics products offer customers security and safety features such as remote door-locking and unlocking, stolen vehicle tracking, and reading vehicle diagnostic information. Last year, we moved beyond analog cellular technology and developed telematics products that function using much more widely available GSM cellular technology. GSM is the dominant cellular technology used by over 70% of cellular subscribers worldwide – meaning it represents a 10-fold increase in the addressable market for our wireless products.

Looking across all of our product lines, we are seeing market evolution and sales growth that is in line with our expectations. We have clearly focused plans for introducing new products, developing new markets, and securing new customers that we believe will enable us to achieve superior growth in our targeted markets.



CSI Wireless, On Its Way!

The performance we delivered in 2004 was a well-executed component of our corporate business plan. That plan looks out several years, and is aggressive, bold and exciting - focused on ensuring that we are the dominant global supplier in all of our markets, and that CSI is on its way to becoming one of Canada's great technology companies.

Thank you for your support and confidence in CSI Wireless. I look forward to reporting on another year of record performance again next year.

Stephen Verhoeff
President & Chief Executive Officer

Corporate Governance

Board Membership and Independence
Five of CSI Wireless' eight directors, including the Chairman, are considered by the Corporation to be unrelated in that they are not CSI employees, and provide no services to the Company outside those specifically related to their roles as directors. The three related directors are Stephen A. Verhoeff, CSI Wireless' President and CEO; Michael W. Brower and Hamid Najafi, both of whom do occasional consulting work for CSI Wireless and receive fees accordingly.

The Board believes the five unrelated directors are truly autonomous of management. None has an interest, business or other relationship that could be perceived to interfere with his ability to act in the best interests of CSI Wireless and/or its shareholders.

Board Mandate
The Board is responsible for the stewardship of CSI Wireless. In discharging this responsibility, Directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board:

- defines, in consultation with the CEO, CSI Wireless' principal objectives;
- supervises the management of CSI Wireless' business and affairs to achieve the principal objectives defined by the Board;
- discharges duties imposed on the Board by applicable laws; and
- takes all action that the Board deems necessary to carry out its foregoing responsibilities.

Board Expectations of Management
The Board, in consultation with the CEO, develops a position description for the CEO. The Board also reviews and approves the corporate objectives that the CEO is responsible for meeting, and assesses the CEO's performance against these objectives.

The Board expects Management, among other responsibilities, to:

- propose and, in response to Board approval, execute CSI Wireless' corporate strategies, long-term plans, goals and targets;
- carry out a comprehensive budgeting process and monitor the Corporation's financial performance against the budget;
- be accountable for CSI Wireless' financial and competitive performance;
- provide timely, complete and accurate information about CSI Wireless' business operations;
- identify opportunities and risks affecting the Corporation's business, and find ways of dealing with them;
- ensure the development of senior executives and plan for their succession;
- manage CSI Wireless' resources in a manner consistent with enhancing the Corporation's value while maintaining appropriate ethical, legal, environmental, corporate and social standards; and
- carry out all other actions necessary to achieve the Corporation's principal objectives.

Audit Committee
CSI Wireless' Audit Committee is composed entirely of outside (non-management) directors, and is chaired by an unrelated director. All of its members are financially literate, meaning they are able to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Mr. Hamilton is a Chartered Accountant and a Chartered Financial Analyst and Mr. Lang holds a Masters in Business Administration.

The Audit Committee reviews CSI Wireless' annual and quarterly financial statements, accounting practices, business and financial controls, and the results of all external audits. It also recommends to the Board the external auditors to be appointed by shareholders at each annual meeting, reviews their audit work plan, and approves their fees. The Audit Committee has direct communication lines with the external auditors. The external auditors attend and participate in all quarterly Audit Committee meetings, at which time they present a review of the quarterly statements and meet with the Committee separately from Management. The Audit Committee regularly holds a portion of their meeting with the external auditors, with no Management members present.

Compensation Committee
The Compensation Committee is composed entirely of unrelated directors. It reviews and establishes the Company's compensation policy, including executive management compensation.

Corporate Governance Committee
The Corporate Governance Committee is responsible for reviewing CSI Wireless' overall governance principles, recommending any changes to them, and recommending to the Board for approval the Corporation's disclosures in response to the TSX governance guidelines. The Committee monitors best practices among major Canadian companies to ensure CSI Wireless continues to carry out high standards of corporate governance.

Board Members - Related

Stephen A. Verhoeff

Mr. Verhoeff, CSI Wireless' founder, President and Chief Executive Officer, has been involved with the Corporation since its incorporation in 1990. He oversees all aspects of CSI's corporate operations. Before founding CSI, Mr. Verhoeff was President of Network Innovations Inc., a private corporation engaged in selling telecommunications equipment in Western Canada. He has a Bachelor of Commerce degree from the University of Calgary, and a certificate in telecommunications management from Calgary's Mount Royal College.

Michael W. Brower

Mr. Brower is the founder and President of Fall Creek Consultants Inc., which provides business strategy consulting services to many large companies in the wireless location industry, including CSI Wireless. Fall Creek also publishes the Wireless Location News e-newsletter. Mr. Brower was Vice-President, Marketing and Business Development at Wireless Link until its acquisition by CSI in 2000, after which he was a CSI Vice President until 2001. He has held positions involving wireless telemetry and location-centric applications with Globalstar Mobil Satellite System, Differential Corrections Inc. and Magellan Systems Corp.

Hamid Najafi, PhD

Dr. Najafi is the founder and head of Broadlink Research Inc., a technology consulting firm specializing in wireless communications. Dr. Najafi is a longtime inventor and developer of communications technology, and was CSI Wireless' Chief Technology Officer from 2000 to 2002. He founded Wireless Link and served as its President and CEO until the company was acquired by CSI Wireless in 2000. Dr. Najafi continues to provide strategic and technical consulting services to CSI Wireless. Dr. Najafi has held senior management positions at TransTech International Corp., Advanced Micro Devices and PMC-Sierra Inc. He has a Doctorate in Electrical Engineering from Stanford University.

Board Members - Unrelated

Michael J. Lang (Chairman)

Mr. Lang is Chairman of Stonebridge Merchant Capital Corp. and a director of several public companies. He holds Bachelor of Science and MBA degrees from the University of Alberta.

Paul L. Camwell, PhD

Dr. Camwell is Vice President and Chief Technology Officer of Extreme Engineering Limited. A former Industrial Technical Advisor to NRC/TRLabs, he has held senior management positions in the Scientific Civil Service (UK), at NovAtel Communications and Ryan Energy. Dr. Camwell qualified as a physicist and electronic engineer. He is a Professional Engineer practicing in Alberta.

Brian J. Hamilton

Mr. Hamilton is a financial consultant and former Executive Vice President and Chief Financial Officer for CSI Wireless. He has served as a senior financial officer for several financial institutions, including Paramount Life Insurance Co., ParaCorp Inc. and Canadian Commercial Bank. Mr. Hamilton is a Chartered Accountant and Chartered Financial Analyst, and has a Bachelor of Commerce degree (Honours) from the University of Manitoba.

Howard W. Yenke

Mr. Yenke is a retired executive and entrepreneur who amassed an impressive range of corporate leadership experience during a more than 40-year business career. He was CEO of Casino Data Systems; President and CEO of Silent Systems Inc.; President, CEO and Director of LANart Corporation; President and CEO of Enterprise Development Corporation; President, CEO and Director of Technology Deployment Holdings Company Inc.; President, CEO and Director of ARCO Computer Products Company; and President and CEO of Boca Research Inc. Mr. Yenke also held a variety of increasingly senior management and executive positions during 25 years with IBM Corporation.

Paul G. Cataford

Mr. Cataford is President and Chief Executive Officer of University Technologies International Inc. He has extensive investment, technology and business development experience from over 13 years in the venture capital/private equity industry. He is a graduate of the Institute of Corporate Directors – Directors Education Program and sits on a number of audit and corporate governance committees. Mr. Cataford currently sits on the boards of Sierra Wireless Inc. and SemBioSys Genetics Inc., and a number of private companies. Mr. Cataford completed a Mechanical Engineering degree from Queens University and an MBA from York University's Schulich School of Business.

For more information concerning CSI Wireless' corporate governance practices, including detailed responses to each of the Toronto Stock Exchange's Corporate Governance Guidelines, read CSI's 2004 Management Proxy Circular.

Management's Discussion & Analysis

Year ended December 31, 2004

The following discussion and analysis is effective as of March 15, 2005 and should be read together with our audited annual consolidated financial statements and accompanying notes. Additional information related to CSI Wireless can be obtained from the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

Overview

CSI Wireless Inc. ("CSI" or "the Company") designs and manufactures innovative, cost-effective, Wireless and GPS products for mobile and fixed applications in the consumer, agriculture, marine, automotive and other markets. Through the integration of GPS and Wireless technologies, CSI serves several emerging high-growth markets including precision guidance in agriculture, consumer-based desktop cellular telephones and commercial and consumer telematics.

CSI carries out its operations through two operating units: the Wireless Business Unit and the GPS Business Unit. The Wireless Business Unit develops, manufactures and sells products in two key product lines: Desktop Cellular Telephones and Telematics products. The GPS Unit develops, manufactures and sells products in four primary product lines: Ground Agricultural Guidance products, Aerial Agricultural Guidance products, Marine products and GIS/Other products.

Economic and Market Trends

Globally, the use of cellular telephones continues to grow dramatically, with an increase of 23% to approximately 1.7 billion digital cellular subscribers at the end of 2004, as reported by the EMC World Cellular Database ("EMC"). GSM wireless technology ("Global System for Mobile Communication") is the world's most widely deployed wireless platform, representing 75% of global wireless users at the end of December 2004 (EMC). The number of GSM wireless subscribers at the end of 2004 was 1.27 billion (EMC), and the CEO of Nokia recently predicted that there will be 2 billion GSM subscribers by 2008 and 4 billion by 2015. In 2004, CSI developed a desktop cellular telephone and a version of its Asset-Link product that operate on the GSM networks. The introduction of these products expanded the addressable market for the Company's products in 2005 and beyond.

The agricultural markets for the Company's precision guidance products showed continued strong growth during the year recovering from droughts experienced in many areas of North America in 2002.

During 2004, CSI's revenues and income were negatively impacted by the strengthening of the Canadian dollar relative to the US dollar. The average foreign exchange rate for 2004 declined by 7% relative to the average rate for 2003. As a result of these movements, the Company's revenues, which are substantially all denominated in US dollars, were lower than they would have been if the foreign exchange rate had remained at 2003 levels. Further, because a large component of the Company's costs are denominated in Canadian dollars, net income was lower than it would have been had foreign exchange rates not changed.

The Company also carries a large portion of its working capital in US dollars relating to its US-based activities. The weakening US dollar foreign exchange rate resulted in a foreign exchange translation loss during the year as the value of this US dollar working capital, stated in Canadian dollars, declined during the year.

Certain statements in Management's Discussion and Analysis, other than statements of historical fact, are forward-looking in nature and involve various risks and uncertainties. These can include, without limitations, statements concerning possible or assumed future results of operations of the Company preceded by, followed by or that include words and phrases such as "believes", "plans", "intends", "expects", "anticipates", "estimates" or similar expressions. Forward-looking statements are not guarantees of future performance. They involve risks, uncertainties and assumptions related to all aspects of the GPS and Wireless industries and the global economy. As a result, the Company's actual results may differ materially from those anticipated in the forward-looking statements and there can be no assurance that such statements will prove to be accurate. Factors that may cause such differences include, but are not limited to, those set forth under the section labeled "Business Risks". The Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

Results of Operations – Annual

	Years Ended December 31 2004	2003 (audited)	2002
Revenue	$ 81,556	$ 71,046	$ 54,136
Gross margin	26,216	18,761	15,898
	32.1%	26.4%	29.4%
Expenses			
Research & development	9,532	7,017	8,049
Selling	4,588	4,101	4,344
General & administrative	4,470	4,271	4,876
Stock-based compensation	695	24	–
Depreciation & amortization	1,486	1,154	1,150
	20,771	16,567	18,419
Earnings (loss) before undernoted	5,445	2,194	(2,521)
Redemption premium on preferred shares	168	223	322
Foreign exchange (gain) loss	802	206	(1)
Interest expense	37	678	1,015
	4,438	1,087	(3,857)
Loss from arbitration	–	1,479	–
Restructuring charges	–	160	–
Earnings (loss) before income tax	4,438	(553)	(3,857)
Current tax expense	145	–	–
Net earnings (loss)	$ 4,293	$ (553)	$ (3,857)
Earnings (loss) per common share - basic	$ 0.13	$ (0.02)	$ (0.20)
Total assets	$ 62,807	$ 41,017	$ 40,737
Long-term debt	–	762	5,216

Revenues

For the year ended December 31, 2004, the Company achieved record revenues of $81.6 million, an increase of 15% from $71.0 million in 2003. The increase of 15% reflected very strong growth of 27% in the GPS business, and 8% growth in the Wireless business. This increase was tempered by the impact of the weakening US dollar exchange rate relative to the Canadian dollar, which declined approximately 7% on average in 2004.

The Company's GPS Business Unit reported revenue of $32.0 million in 2004 versus $25.3 million in 2003. This improvement was primarily a result of the strong demand in 2004 for Outback® agricultural guidance products. In 2004 the Outback product line grew with the introduction of the e-Drive auto steering product, which steers the tractor or sprayer along GPS-guided contours. The Outback products, distributed exclusively through RHS Inc., command a leading market share in the precision farming market in North America. In 2004, international sales of Outback products continued to grow with sales into several international markets including South America, Europe and Australia.

The Company's Wireless Business Unit produced year-over-year revenue growth of 8% to $49.6 million from $45.8 million in 2003. Sales of the desktop cellular telephone in Latin America increased steadily throughout 2004. During the year, the Company added to its desktop cellular product portfolio, developing two GSM-based phones to address global markets. Commercial shipments of the phones commenced in the fourth quarter on a limited basis, and in February 2005, the Company announced it had received branding, testing and GSM standards approval to sell its GSM phones worldwide.

Gross Margins

The Company reported gross margins of $26.2 million in the year, an increase of 40% relative to the $18.8 million reported in 2003. Gross margins, as a percentage of revenue, were 32.1% in 2004, an increase from 26.4% in 2003. This increase results in large part from improvement in the margins realized on desktop cellular phones, that came from manufacturing and design-related cost reductions achieved on the TDMA-based phones put in place early in 2004. Wireless Unit margins were 19.8% in 2004 compared to 15.6% in 2003. GPS products also demonstrated margin improvements in 2004, increasing from 46.0% in 2003 to 51.3% in 2004, as a result of product cost reductions arising from manufacturing and procurement processes.

Expenses

Operating expenses increased 25% during the year to $20.8 million from $16.6 million in 2003. Expenses were 25% of revenue in 2004 versus 23% in 2003. This increase results from an increase in research and development spending related to the development of GSM wireless products, the adoption of new accounting standards requiring a charge to earnings for stock-based compensation and an increase in depreciation expense.

Research and Development Expenses

Research and development expenses increased $2.5 million in 2004 to $9.5 million, from $7.0 million in 2003. Early in the 2004, Management announced the acceleration of the development of certain wireless products and as a result increased the level of research and development activities commencing in the second quarter. As a result of this increase, research and development expense as a percentage of revenue increased from 10% in 2003 to 12% in 2004. These accelerated products were largely completed during 2004, and it is expected that for 2005, research and development spending should return to the target level of 10% of revenue.

Many of the research and development costs incurred in Canada qualify for scientific research and experimental development income tax treatment. This includes the elective deferral of research and development expenses for tax purposes and the eligibility for such expenses to earn investment tax credits. Research and development costs incurred in the United States also qualify for tax credits in certain circumstances.

Selling & General and Administrative Expenses

Selling expenses of $4.6 million 2004 increased 12% from $4.1 million in 2003. This increase supports the realized and expected growth in both the ground agriculture markets and the desktop cellular market.

General & administrative ("G&A") expenses increased by 4% from $4.3 million in 2003 to $4.5 million in 2004, primarily associated with the growth of the Company. As a percentage of revenue, 2004 G&A expenses were 5% of revenue, compared to 2003 expenses which were 6% of revenue.

Depreciation and Amortization

Depreciation and amortization was $1.5 million in 2004, an increase of 25% from $1.2 million in 2003. This increase is related to the increase in property and equipment that occurred primarily during the second half of the year. Capital spending in 2004 was largely driven by the desktop cellular products. Although these products are manufactured by contract manufacturing partners, the Company must supply unique test equipment for use in the manufacturing test process which represented the largest component of capital spending in the year. In addition, during 2004, the Company also invested in computer equipment and software related to growth and licensing costs associated with new products.

Preferred Shares Redemption Premium

The preferred shares redemption premium for 2004 was $168 thousand, a decrease from $223 thousand in 2003. During September 2004, the Company redeemed the outstanding preferred shares for $2.7 million in accordance with the terms of the preferred share agreement. As such, there is no longer a redemption premium charge in quarters following the third quarter of 2004.

The preferred shares were issued in connection with the Company's acquisition of the assets of Satloc Inc. which took place in 1999. The final issuance of 150,000 preferred shares took place effective January 1, 2004. The redemption in September of 2004 was the final element of the Satloc purchase transaction and eliminates any further obligations relating to that transaction.

Interest and Foreign Exchange
Interest expense of $37 thousand in 2004 was down by $641 thousand from 2003 due to repayment of long-term debt during the first quarter of 2004. Throughout the year the Company earned interest income on its cash balance, which was offset by interest expense on capital leases. With the acquisition of property and equipment under capital lease during the year, interest paid on capital leases increased over the prior year.

The Company realized a foreign exchange translation loss of $802 thousand during 2004 versus a loss of $206 thousand in 2003. This translation loss results from the impact of the strengthening Canadian dollar on the Company's US dollar denominated working capital during the year. As the US dollar continued to weaken against the Canadian dollar in 2004, the value of the US dollar working capital, in Canadian dollar terms, declined, giving rise to the foreign exchange loss. With the payout of the US dollar denominated preferred shares during the third quarter, the Company lost a component of the natural balance sheet hedge that was in place in prior quarters. In addition, the high level of revenues through the third and fourth quarters increased the US$ working capital position contributing to this loss.

In order to reduce CSI's exposure to foreign currency movement, which has increased in magnitude and volatility in the last two years, Management sought and received approval from the Board of Directors during the fourth quarter of 2004 to implement a foreign exchange risk management program, to hedge the Company's US dollar working capital against exchange rate fluctuations. This program is in effect in 2005.

In addition to the foreign exchange translation loss, the strengthening Canadian dollar also impacted the reported amount of revenues and expenses in each category of the Consolidated Statement of Operations and Deficit where a component of the category is denominated in US dollars.

Income taxes
For the year ended December 31, 2004, the Company recorded $145 thousand of current tax expense relating to its US operations. This amount represents US alternative minimum tax (AMT) that is payable in spite of the availability of tax losses which fully shelter US taxable income. These minimum taxes will be fully creditable against future US corporate income taxes.

The Company's US operating subsidiaries, CSI Wireless LLC and Satloc LLC, file as a combined entity for US federal tax purposes. As at December 31, 2004, the Company has cumulative US net operating losses of US$14.1 million, additional tax deductions of US$4.3 million that can be used to reduce US taxable income in future years, as well as US$2.1 million of general business credits that can be used to reduce federal taxes otherwise payable in future years.

In Canada, at the end of 2004, CSI Wireless Inc. has tax deductions and loss carryforwards of $8.2 million that can be used to reduce Canadian taxable income in future years, as well as investment tax credits in the amount of $1.7 million that can be used to reduce Canadian federal taxes otherwise payable in future years.

Earnings
In 2004, the Company improved its earnings prior to the deduction of taxes, and arbitration and restructuring costs, by $3.3 million over the prior year. This improvement is a result of increased revenues and margins from both the GPS and Wireless Business Units, which more than exceeded the additional investment in research and development and other increases in operating expenses.

CSI realized net earnings of $4.3 million or $0.13 per common share in 2004, compared to a loss of $553 thousand or ($0.02) per common share in 2003. This was a record level of earnings for the Company.

Results of Operations – Quarterly

	For the Quarter Ended							
	Mar 31 2003	Jun 30 2003	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004	Dec 31 2004
Revenue	$24,070	$21,895	$15,134	$9,948	$15,146	$18,707	$23,181	$24,524
Gross margin	5,140	5,227	4,839	3,555	5,575	6,672	7,328	6,640
Expenses								
Research & development	1,898	1,795	1,592	1,732	2,026	2,559	2,763	2,184
Selling	1,001	1,057	1,003	1,039	1,027	1,216	1,197	1,148
General & administrative	1,180	1,184	980	952	1,128	1,160	1,257	924
Stock-based compensation	–	–	–	–	134	159	204	198
Depreciation & amortization	334	235	288	296	261	300	399	526
	4,413	4,271	3,863	4,019	4,576	5,394	5,820	4,980
Earnings (loss) before undernoted	727	956	976	(464)	999	1,278	1,508	1,660
Premium on preferred shares	46	74	51	52	62	64	41	–
Foreign exchange (gain) loss	211	(86)	42	40	108	(294)	388	600
Interest (income) expense	198	171	141	168	103	(52)	(24)	11
	272	797	742	(724)	726	1,560	1,103	1,049
Loss from arbitration	168	292	1,154	(135)	–	–	–	–
Restructuring costs	–	–	160	–	–	–	–	–
Earnings (loss) before tax	104	505	(572)	(589)	726	1,560	1,103	1,049
Current tax expense	–	–	–	–	–	–	–	145
Net earnings (loss) for the period	$ 104	$ 505	$ (572)	$ (589)	$ 726	$ 1,560	$ 1,103	$ 904
Earnings (loss) per common share – basic*	$ 0.01	$ 0.02	$ (0.02)	$ (0.02)	$ 0.03	$ 0.05	$ 0.03	$ 0.03

**Calculated using quarterly weighted averages*

Quarterly revenues have varied during the past eight quarters due to the following factors:

1. The GPS Business Unit products have historically been impacted by seasonal factors with the first quarter being the strongest each year, and the third quarter being the lowest revenue quarter. Management has undertaken initiatives focused on mitigating this seasonal pattern.

2. Sales of the desktop cellular phones into Mexico are characterized as lumpy due to uneven purchasing patterns by the end customer. With the introduction of the GSM desktop cellular phone products, the Company intends to increase the number of customers and regions, which should reduce the variability of revenues over time through diversification.

3. As a result of engineering design changes, manufacturing process revisions, supply chain efficiencies, and a change in certain elements of our business relationship, CSI has been able to generate reductions in the cost of manufacturing the desktop cellular telephone. These cost reductions have improved the gross margins the Company earns on the product, but have also resulted in reductions in the US dollar sales prices during 2004. While this has a downward impact on revenues, these price reductions will make the telephone more affordable to end users, and we anticipate this will generate additional product demand for 2005 and beyond.

Revenues
Fourth quarter revenues of $24.5 million were a quarterly record for the Company, and an increase of 147% over revenues of $9.9 million in the fourth quarter of 2003. The GPS Unit reached a record revenue level for the fourth quarter with strong shipments of precision agriculture guidance products. The Wireless Unit shipped a record quarterly volume of TDMA-based desktop cellular phones, and also began commercial shipments of our GSM phone on a limited basis.

Gross Margins
Gross margins in the fourth quarter of 2004 were 27.1% or $6.6 million compared to 35.7% and $3.6 million in the fourth quarter of 2003. Absolute margins increased with the large increase in revenues year over year. As a percentage of revenue, the decrease resulted because desktop cellular phones, with lower margins relative to the GPS products, represented a much greater percentage of the revenue in the quarter compared to 2003. In addition margins realized on the sales of the new GSM desktop cellular telephones were lower as the product was in a ramp-up stage.

Expenses
Operating expenses of $5.0 million in the fourth quarter were up 25% relative to $4.0 million in the fourth quarter of 2003. This increase is due primarily to the increase in research and development expenses which were $452 thousand greater than those incurred in same period of 2003 due to the development of GSM products in 2004. In addition, expenses increased as a result of the recording of stock-based compensation expense in the fourth quarter of 2004 of $198 thousand, as well as an increase in depreciation expense of $230 thousand.

Preferred Shares Redemption Premium
With the redemption of the preferred shares in the third quarter of 2004, there was no redemption premium recorded in the fourth quarter of 2004, compared to $52 thousand recorded in 2003.

Interest Expense
Interest expense declined to $11 thousand in the fourth quarter of 2004 from $168 thousand in the fourth quarter of 2003 due to the elimination of the long-term debt during the year. Interest on capital leases in the fourth quarter exceeded the interest earned on cash and cash equivalents.

Earnings
In the fourth quarter of 2004, the Company had earnings of $904 thousand dollars, or $0.03 per share, an improvement of $1.6 million compared to a loss of $589 thousand and ($0.02) per share in the fourth quarter of 2003. This improvement is primarily a result of the large increase in revenues in the quarter compared to the fourth quarter of 2003.

Liquidity and Capital Resources
Working Capital
CSI held cash at December 31, 2004 of $10.3 million compared to bank indebtedness of $2.6 million at the end of 2003.

In 2004, CSI changed its primary bank and established a bank operating line of credit with a maximum limit of $7,000,000. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The utilization of this line of credit draws interest at prime plus 0.5%. The Corporation has entered into a general security agreement with its bank to secure such indebtedness.

Accounts receivable at December 31, 2004 was $18.2 million, $8.6 million greater than the December 31, 2003 balance of $9.6 million. This increase was due in part to the need to secure components to support the ramp of the GSM desktop cellular phone. The Company purchased certain long lead time components, and subsequently sold them to its contract manufacturer, resulting in accounts receivable at year end. These sales were not included in revenue in the financial statements. The increase also results from the record revenues of $24.5 million in the fourth quarter of 2004, compared to 2003 fourth quarter sales of $9.9 million.

Inventories consist of components, work in process and finished goods related to the products manufactured and sold by the Company. Inventory levels decreased from $8.2 million at December 31, 2003 to $7.1 million at the end of December 2004, despite an increase in sales during the year. The Company continues to focus on optimizing its inventory levels.

Property and Equipment
In 2004 the Company invested $5.1 million in property and equipment. Of this amount, $2.2 million was secured under capital lease, while the remaining $2.9 million was purchased with cash. Capital leases were utilized due to the low interest rates negotiated, and the value of warranties and services accompanying the leases, which made them cost effective for the Company.

The equipment acquired under capital lease was primarily test equipment used in the production of GSM and TDMA desktop cellular phones put in place in the manufacturers' plants in China and Mexico. Other assets acquired include moldings, fixtures, computer hardware and software, and various licenses required for GSM radio production.

2004 was a particularly intensive period for capital spending as a result of the development and manufacturing ramp-up of GSM products - a new wireless technology for the Company. It is anticipated that 2005 capital spending will be lower than 2004 as the manufacturing capacity has been put in place to cover expected demand levels for our new products for the next several quarters.

Share Capital

At March 15, 2005, there were 33,705,163 common shares outstanding.

In March 2004, the Company completed a private placement of 5 million common shares for gross proceeds of $16.25 million. The Company used a portion of these funds to pay out the bank operating line and long-term debt. In September 2004, the preferred shares were repurchased by CSI further utilizing these proceeds. This financing has significantly strengthened the Company's financial condition and liquidity. The repayment of debt resulted in a reduction in interest expense in 2004 and a positive cash balance which generates interest income.

During 2004 there were 288,434 stock options exercised by employees for proceeds of $564 thousand. In addition 1,236,027 share purchase warrants and agents options were exercised in the year for gross proceeds of just over to $2.3 million. There are approximately 3 million additional warrants and agent options outstanding that expire during 2005. If these warrants and agent options are exercised prior to their expiration, proceeds of approximately $6 million will be received during 2005.

Cash Flow

Prior to the change in working capital, CSI generated $6.7 million of positive cash flow in 2004, an improvement of $6.2 million compared to 2003. Net proceeds from common shares issued in 2004 were $17.7 million. Of these funds, $4.3 million of cash was used to repay long-term debt, capital lease obligations and the balance owing on the bank operating line of credit. An additional $2.7 million was used to redeem the preferred shares and $2.9 million was used for capital expenditures.

Contractual Obligations

Effective December 31, 2004 (000's) Payments Due by Period

	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Capital lease obligations	$ 1,694	$ 1,215	$ 479	$ –	$ –
Office & equipment operating leases	4,918	1,010	1,840	1,154	914
Total contractual obligations	$ 6,612	$ 2,225	$ 2,319	$ 1,154	$ 914

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. The preparation of these financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates are based on Management's historical experience and various other assumptions that are believed by Management to be reasonable under the circumstances. Such assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

1. The Company maintains an allowance for doubtful accounts for estimated losses that may occur if customers are unable to pay trade balances owing to CSI. This allowance is determined based on a review of specific customers, historical experience and economic circumstances.

2. Inventories are carried at the lower of cost and market value. Provisions for excess or obsolete inventory are recorded based on our assessment of the estimated market value of component, work in process, and finished goods inventory.

3. The Company performs the required test for goodwill impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. In performing the required test, Management estimates the future cash-flows of each its reporting units.

4. The Company evaluates its future tax assets and records a valuation allowance where the recovery of future tax does not meet the required level of certainty. At December 31, 2004, valuation allowances are provided for the full amount of future tax assets.

5. CSI accrues provisions for product warranty expenses for the repair or replacement of defective products. The accrual is based on our assessment of historical experience. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

Effective January 1, 2004, the Company retroactively adopted the new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculated the fair value of stock option grants or direct awards of stock and recorded that fair value as compensation expense over the vesting period of those grants and awards.

Business and Market Risks

The nature of the Company's business gives rise to certain risks that may impact future financial results. In addition to risks described elsewhere in this report, the Company identifies the following risks to currently be the most significant:

1. Financial Results

Although it is anticipated that the Corporation will incur a profit for the year ending December 31, 2005, following a profitable year in 2004, the Corporation incurred losses in each of the three years prior to 2004. If the Company fails to execute on its current contracts, or if current customers significantly reduce their purchases, it is possible that losses will occur in any of the four quarters of 2005, and that the Company could incur a loss in 2005. Future revenues are subject to many factors beyond the Company's control. Examples include the liquidity and business plan execution of customers, general industry conditions, and the rate of acceptance of new technologies in the marketplace.

2. Foreign Currency

Sales of most CSI products are predominantly transacted in US dollars. As revenues are reported by the Company in Canadian dollars, the Company is exposed to risk associated with US and Canadian dollar currency fluctuations. These risks are mitigated to some extent by purchasing most inventories, other costs and many services in US dollars. However, a strengthening in the Canadian dollar relative to the US dollar results in lower revenues and earnings for the Company. As the Company expands with increased sales into Europe and other countries, it is expected that it may be necessary to transact sales in foreign currencies other than US dollars, thus exposing the Company to additional foreign currency risk.

In 2004 the Company did not enter into financial contracts to manage its foreign currency exposure, however at the end of the fourth quarter of 2004, the Board of Directors gave approval for Management to implement a foreign currency risk management program, to hedge the Company's US dollar working capital against exchange rate fluctuations. Although this program has been implemented in 2005, there is no guarantee the Company will not experience foreign exchange gains and losses.

3. General Economic and Financial Market Conditions

While the general economic and financial market conditions improved in 2004 relative to prior years, negative changes in market and business environments, or adverse geopolitical events, could have a negative impact on the Company's 2005 performance. In addition, the Company's agricultural product sales have been affected by drought conditions in prior years that have negatively impacted the agriculture market, which resulted in lower sales of agriculture guidance products. Should drought conditions arise in 2005, the Company could be faced with lower-than-expected revenues in these market areas.

4. Dependence on Key Personnel and Consultants

The Company's success is largely dependent upon the performance of key personnel and key consultants. The unexpected loss or departure of any of the key officers, employees or consultants could be detrimental to the future operations. The success of the Company will depend, in part, upon the ability to attract and retain qualified personnel, as they are needed. The competition for highly-skilled technical, research and development, management, and other employees is high in the wireless and GPS industries. There can be no assurance that we will be able to engage the services of such personnel or retain our current personnel.

5. Competition

CSI Wireless is competing in a highly competitive industry that is constantly evolving and changing. The Corporation expects this competition to increase as new competitors enter the market. Many of our competitors have greater financial, technical, sales, production and marketing resources. We compete with companies that also have established customer bases and greater name recognition. This may allow competitors to respond more quickly to the wireless and/or GPS market and better implement technological developments. There is no assurance that the Company will be able to compete on the same scale as these companies. Such competition may result in reduced sales, reduced margins or both.

6. Third Party Wireless and GPS Dependence

Customers can only use wireless products over wireless data networks operated by third parties. If these third-party network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of the Company's products may decline and revenues may decrease. Many of the Company's products rely on signals from satellites that it does not own or operate. Such satellites and their ground support systems are complex electronic systems subject to electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. A reduction in the number of operating satellites would impair the current utility of the Global Positioning System (GPS) and/or the growth of current and additional market opportunities, which would adversely affect our results of operations. In addition, there is no assurance that the US government will remain committed to the operation and maintenance of GPS satellites over a long period of time; or that the policies of the US government for the commercial use of GPS without charge will remain unchanged.

7. Dependence on New Products

The Company must continue to make significant investments in research and development to develop new products, enhance existing products and achieve market acceptance for such products. However, there can be no assurance that development-stage products will be successfully completed or, if developed, will achieve significant customer acceptance. If the Company is unable to successfully define, develop and introduce competitive new products, and enhance existing products, future results of operations would be adversely affected.

8. Availability of key supplies

The Company is reliant upon certain key suppliers for raw materials and components, and no assurances can be given that it will not experience delays or other difficulties in obtaining supplies, as a result of trade disputes or other matters. While no single vendor currently supplies more than 10% of the raw materials used by the Company, the raw materials used in certain operations are available only through a limited number of vendors. Although CSI believes there are alternative suppliers for most of its key requirements, if current suppliers are unable to provide the necessary raw materials or otherwise fail to timely deliver products in the quantities required, any resulting delays in the manufacture or distribution of existing products could have a material adverse effect on its results of operations and its financial condition.

9. Credit Risk

The Company has undergone significant sales growth resulting in a significant growth in its customer base. As a result, the Company has an increasing exposure to credit risk related to trade balances owing from customers. In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of new customers to establish credit limits. The Company establishes an allowance for doubtful accounts that corresponds to the credit risk of its customers, historical trends and economic circumstances. Losses could be realized by the Company if customers default on their balances owing.

10. Dependence on Major Customers

For the year ended December 31, 2004, 70% of the Company's sales were made to two customers. The loss of either of these customers would have an adverse effect on the Company's business.

Management's Responsibility for Financial Reporting

Management of CSI Wireless Inc. is responsible for the preparation and the presentation of the consolidated financial statements and related information published in this annual report. These statements were prepared in accordance with generally accepted accounting principles in Canada.

The preparation of the financial information necessarily requires the use of some estimates and judgements, such as selection and application of accounting principles appropriate to the circumstances and with due consideration to materiality. Where appropriate, management seeks and receives guidance in these matters from external legal, accounting and other advisors.

To ensure the reliability of the financial statements, management relies on the Company's system of internal controls. The accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

Management continuously monitors and adjusts the Company's internal controls and management information systems to accommodate a changing environment while ensuring financial integrity.

Management also recognizes its responsibility for ensuring that the Company, at all times, conducts its affairs in an ethical manner, conforming to all applicable laws and regulations, and in accordance with the highest standards of personal and corporate conduct.

Cameron Olson
Chief Financial Officer
March 15, 2005

Stephen Verhoeff
President & Chief Executive Officer
March 15, 2005

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of CSI Wireless Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 15, 2005, except as to note 17 which is as of March 28, 2005

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	$ 10,253,440	$ –
Accounts receivable	18,218,500	9,606,485
Inventories	7,149,906	8,174,568
Prepaid expenses and deposits	629,930	422,604
	36,251,776	18,203,657
Property and equipment (note 3)	7,737,275	4,188,697
Goodwill	18,818,176	18,624,676
	$ 62,807,227	$ 41,017,030
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 4)	$ –	$ 2,557,939
Accounts payable and accrued liabilities	11,674,507	8,041,181
Current portion of capital leases	1,162,147	156,904
Current portion of senior long-term debt (note 5)	–	761,672
Preferred shares (note 6)	–	2,242,154
	12,836,654	13,759,850
Capital lease obligations (note 7)	462,537	387,674
Shareholders' equity:		
Common shares (note 8)	67,273,700	49,551,086
Contributed surplus (note 9)	1,176,994	156,049
Deficit	(18,942,658)	(22,837,629)
	49,508,036	26,869,506
Commitments (note 14)		
Contingencies (note 16)		
Subsequent event (note 17)		
	$ 62,807,227	$ 41,017,030

See accompanying notes to consolidated financial statements.

Approved by the Board:

Michael Lang
Chairman & Director

Paul Camwell
Director

Consolidated Statements of Operations and Deficit

Years ended December 31, 2004 and 2003

	2004	2003
Sales	$ 81,556,295	$ 71,046,009
Cost of sales	55,340,255	52,285,100
	26,216,040	18,760,909
Expenses:		
Research and development	9,532,885	7,017,356
Selling	4,588,223	4,101,087
General and administrative	4,469,967	4,270,686
Stock-based compensation	694,677	23,530
Depreciation and amortization	1,485,726	1,154,063
	20,771,478	16,566,722
Earnings before undernoted	5,444,562	2,194,187
Redemption premium on preferred shares (note 6)	167,524	222,971
Foreign exchange loss	802,066	206,192
Interest expense	36,867	678,343
	4,438,105	1,086,681
Loss from unsuccessful arbitration (note 11)	–	1,479,290
Restructuring costs	–	160,000
Earnings (loss), before income tax	4,438,105	(552,609)
Current tax expense (note 10)	145,000	–
Net earnings (loss)	4,293,105	(552,609)
Deficit, beginning of year	(22,837,629)	(22,285,020)
Change in accounting policy (note 2)	(398,134)	–
Deficit, end of year	$ (18,942,658)	$ (22,837,629)
Earnings (loss) per common share:		
Basic	$ 0.13	$ (0.02)
Diluted	$ 0.13	$ (0.02)
Weighted average shares outstanding:		
Basic	31,934,070	23,187,423
Diluted	33,917,087	23,571,097

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2004 and 2003

	2004	2003
Cash flows from (used in) operating activities:		
Net earnings (loss)	$ 4,293,105	$ (552,609)
Items not involving cash:		
Depreciation and amortization	1,485,726	1,154,063
Redemption premium on preferred shares	167,524	222,971
Foreign exchange loss (gain) on preferred shares	44,092	(389,061)
Stock-based compensation	694,677	23,530
	6,685,124	458,894
Change in non-cash operating working capital:		
Accounts receivable	(8,612,015)	(38,383)
Inventories	1,024,662	1,076,580
Prepaid expenses and deposits	(207,326)	(86,662)
Accounts payable and accrued liabilities	3,633,326	(2,066,465)
Redemption premium on preferred shares	(652,750)	–
	1,871,021	(656,036)
Cash flows from (used in) financing activities:		
Decrease in bank indebtedness	(2,557,939)	(1,473,461)
Senior long-term debt	(761,672)	(3,314,588)
Other long-term debt	–	(1,139,468)
Capital leases	(1,016,112)	(435,680)
Preferred share redemption	(1,994,520)	–
Issue of share capital, net of share issue costs	17,650,748	7,871,527
Repurchase of common shares	–	(1,184,700)
	11,320,505	323,630
Cash flows from (used in) investing activities:		
Purchase of property and equipment	(2,938,086)	(852,294)
Repayment of loan from director	–	1,184,700
	(2,938,086)	332,406
Increase in cash position	10,253,440	–
Cash and cash equivalents, beginning of year	–	–
Cash and cash equivalents, end of year	$ 10,253,440	$ –
Supplemental disclosure:		
Interest paid	$ 184,463	$ 715,364
Interest received	$ 166,017	$ –

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

CSI Wireless Inc. (the "Company") is incorporated under the laws of the Province of Alberta. The Company is actively involved in the design, manufacture and marketing of advanced wireless and precision Global Positioning System ("GPS") products and technologies.

1. Significant accounting policies:

(a) Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned.

(b) Revenue recognition:

The Company generates revenue primarily from the sales of equipment, from royalty and licensing revenue and from the provision of engineering services.

Revenues from the sale of equipment are recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured. Accruals for warranty costs, sales returns and other allowances at the time of shipment are based upon contract terms and anticipated claims.

Revenues from licensing and royalties derived from the Company's technology are recognized when all material services and conditions relating to the licenses and royalties have been satisfied and collection is reasonably assured.

Revenues from non-recurring engineering services are recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash on deposit with banks and investments with original maturities of ninety days or less.

(d) Inventories:

Inventories are valued at the lower of cost and market. Cost is determined on an average-cost basis and market is determined at net realizable value for finished goods and work in process and replacement cost for component parts.

(e) Property and equipment:

Property and equipment is recorded at cost. Depreciation is provided at the following annual rates:

Assets	Method	Rate
Computer equipment and software	declining balance	30%
Office and production equipment	declining balance	20% - 30%
Leasehold improvements	straight-line	10 years
Licenses and other assets	straight-line	2 to 10 years

Depreciation is charged from the date of acquisition of an asset.

1. Significant accounting policies (continued):

(f) Deferred development costs:

The Company is actively engaged in developing new technology and products. Development costs related to a specific product or process that is proven to be technically and economically feasible are capitalized. Deferred development costs are amortized on a straight-line basis against future revenues over the period of expected benefit. If, at any time, the benefits of any costs capitalized are determined to no longer be of any value, such costs are written off in full. Any incentives or grants, received or receivable, which relate to the development activities of the Company are deducted from the capitalized amount in the period. No amounts have been capitalized at December 31, 2004.

(g) Research costs:

Ongoing research costs, net of related government incentives and grants, are charged to earnings in the current period. No government incentives or grants were received in the year.

(h) Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated, as of the date of the business combination, to the Company's reporting units that are expected to benefit from the business combination.

Goodwill is not amortized, but is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. As a result of the current year's assessment no impairment loss has been recognized.

(i) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Per share amounts:

The calculation of basic earnings (loss) per common share is based on the weighted average number of common shares outstanding. The diluted earnings (loss) per share calculation uses the treasury stock method.

1. Significant accounting policies (continued):

(k) Foreign currency translation:

Foreign currency balances of the Company's foreign subsidiaries, which are considered to be integrated, are translated on the following basis:

- monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates.
- non-monetary assets, liabilities and related depreciation expense are translated at historical rates.
- sales and expenses are translated at the average rate of exchange during the month in which they are recognized.

Any resulting foreign exchange gains and losses are included in earnings.

(l) Stock-based compensation plans:

The Company has two stock-option plans, which are described in note 8(c). Previously, compensation expense was recognized for these plans only when stock options were issued to non-employees. Any consideration paid on exercise of stock options was credited to share capital.

Effective January 1, 2004, the Company retroactively adopted new Canadian accounting standards that apply the fair value method to all stock-based payments and awards. Under the fair value method, the Company calculates the fair value of stock option grants or direct awards of stock and records that fair value as compensation expense over the vesting period of those grants and awards, and an equal amount is recorded in contributed surplus. Upon exercise of stock options, the amount of compensation expense previously recorded in contributed surplus is moved to share capital.

(m) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences – the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis. Future income tax assets and future income tax liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to settle. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

(n) Comparative figures:

Certain comparative information for 2003 has been restated to conform with the current year's presentation.

2. Change in accounting policies:

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments*, only to stock options granted to non-employees, and applied the intrinsic value method of accounting to employee stock options. Under the intrinsic value method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

2. **Change in accounting policies (continued):**

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – *Stock-based Compensation and Other Stock-based Payments* – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional provisions permitted, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 and prior to January 1, 2004. The Company has not restated prior year's reported amounts, and accordingly, has adjusted 2004 opening retained earnings at January 1, 2004 by $398,134, and contributed surplus by the same amount. Options granted in 2004 are expensed in the current financial statements in accordance with the standard previously described.

3. **Property and equipment:**

December 31, 2004	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,526,745	$ 1,540,683	$ 986,062
Office and production equipment	8,553,639	2,977,863	5,575,776
Leasehold improvements	261,049	73,825	187,224
Licenses and other assets	2,011,691	1,023,478	988,213
	$ 13,353,124	$ 5,615,849	$ 7,737,275

December 31, 2003	Cost	Accumulated depreciation	Net book value
Computer equipment and software	$ 2,056,000	$ 1,209,979	$ 846,021
Office and production equipment	4,729,213	2,170,231	2,558,982
Leasehold improvements	212,743	44,062	168,681
Licenses and other assets	1,334,133	719,120	615,013
	$ 8,332,089	$ 4,143,392	$ 4,188,697

Included in property and equipment is gross equipment under capital lease of $3,453,000 (2003 - $1,357,000). Letters of credit totaling $1,860,000 have been issued as security for certain of these assets which reside in China with the Company's external manufacturing partner.

4. **Bank indebtedness:**

The Company has an operating line of credit to a maximum amount of $7,000,000 that bears interest at the bank prime rate plus 0.5%. This line of credit is secured by a general security agreement covering all assets of the Company. The amount drawn under the facility was $nil at December 31, 2004 (December 31, 2003 - $2,557,939).

5. Senior long-term debt:

	2004	2003
Loan payable, requiring monthly payments of $111,111 plus interest at the bank's prime rate plus 2.5% per annum, secured by a general security agreement covering all assets of the Company. This debt was paid in full in 2004.	$ –	$ 602,095
Loan payable, requiring monthly payments of $47,709 plus interest at the bank's prime rate plus 1.75% per annum, secured by a general security agreement covering all assets of the Company. This debt was paid in full in 2004.	–	159,577
	–	761,672
Less current portion	–	761,672
	$ –	$ –

6. Preferred shares:

(a) Authorized:

Unlimited number of first preferred shares

Unlimited number of second preferred shares

(b) Issued:

	December 31, 2004		December 31, 2003	
	Number of Shares	Amount	Number of Shares	Amount
Preferred shares issued	–	$ –	1,361,000	$ 2,242,154

The terms of the preferred shares allowed the holder of the shares to demand redemption in the form of either shares or cash at any time after April 1, 2004, and accordingly the shares were shown as a current liability as at December 31, 2003. On January 1, 2004, 150,000 preferred shares were issued as the defined performance criteria were met for 2003. This represents the final performance-related issuance of preferred shares in accordance with the related business acquisition agreement.

On September 1, 2004, the preferred shareholder exercised its redemption right under the terms of the preferred shares. As a result, the Company redeemed 1,511,000 preferred shares for $2,647,270. This amount included $652,750 of redemption premium, and $1,994,520 of principal.

7. Capital lease obligations:

Estimated lease payments are as follows:

	2004	2003
2004	$ –	$ 195,542
2005	1,214,534	176,983
2006	376,295	143,325
2007	103,005	110,605
Total future minimum capital lease payments	1,693,834	626,455
Less interest portion	(69,150)	(81,877)
Net minimum lease payments	1,624,684	544,578
Less current portion	(1,162,147)	(156,904)
	$ 462,537	$ 387,674

8. Common shares:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of Shares	Amount
Balance, December 31, 2002	22,448,077	$ 41,812,078
Loan receivable from director (note 15)	–	1,184,700
Cancelled shares from director (note 15)	(700,000)	(1,340,749)
Issued on exercise of stock options	69,290	81,350
Issued on private placement	3,305,750	5,289,200
Exercise of share purchase warrants (note 8(e))	1,563,462	2,814,232
Exercise of agents options and warrants (note 8(f))	230,112	326,760
Share issue costs	–	(827,010)
Options granted to non-employees	–	23,530
Agents options and warrants (note 8(f))	–	186,995
Balance, December 31, 2003	26,916,691	49,551,086
Issued on exercise of stock options	288,434	563,897
Issued on private placement	5,000,000	16,250,000
Exercise of share purchase warrants (note 8(e))	744,943	1,473,955
Exercise of agents options and warrants (note 8(f))	491,084	873,686
Share issue costs	–	(1,510,790)
Transfer from contributed surplus on exercise of stock options	–	71,866
Balance, December 31, 2004	33,441,152	$ 67,273,700

8. Common shares (continued):

(c) Stock options:

(i) Share Option Plan:

The Company has a share option plan, whereby options to purchase common shares may be issued to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions. Stock options granted vest over a period of two to four years and expire at various dates through 2009.

(ii) Wireless Link Acquisition Share Option Plan:

In connection with the Company's acquisition of Wireless Link Corporation in 2000, the Company adopted the Wireless Link Acquisition Share Option Plan and reserved options to purchase common shares of the Company for certain directors, officers, and employees of Wireless Link. The terms of the plan are substantially similar to those set forth in the Stock Option Plan noted above, except that all stock options outstanding under this plan will expire in 2005.

At December 31, 2004, the following stock options are outstanding out of a total of 6,550,000 reserved for issuance:

	2004	2003
Share Option Plan	3,557,903	2,549,616
Wireless Link Plan	225,593	235,593
	3,783,496	2,785,209

Changes in the number of options, with their weighted average exercise prices for both plans combined, are summarized below:

	December 31, 2004		December 31, 2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Total options outstanding, beginning of year	2,785,209	$ 1.98	3,065,992	$ 2.80
Granted	1,503,031	2.60	965,000	1.62
Exercised	(288,434)	1.95	(69,290)	1.17
Cancelled/Expired	(216,310)	2.25	(1,176,493)	3.87
Stock options outstanding, end of year	3,783,496	$ 2.22	2,785,209	$ 1.98
Exercisable at year end	2,230,759	$ 2.11	1,733,253	$ 2.15

8. **Common shares (continued):**

Range of Exercise Prices Outstanding	Options Outstanding: Number outstanding at December 31, 2004	Options Outstanding: Weighted Average Remaining Contractual Life (months)	Options Outstanding: Weighted Average Exercise Price	Options Exercisable: Number Exercisable at December 31, 2004	Options Exercisable: Weighted Average Exercise Price
$ 1.14 – 2.00	1,502,146	36	$ 1.62	1,021,341	$ 1.61
2.01 – 3.00	2,138,350	34	2.58	1,145,849	2.50
3.01 – 4.00	143,000	51	3.06	63,569	3.06
$ 1.14 – 4.00	3,783,496	35	$ 2.22	2,230,759	$ 2.11

(d) The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: zero dividend yield; weighted average volatility of 67%; risk-free rate of 5%; and expected lives of 2.5 years. The weighted average fair value of options granted during the year was $1.06 per option. At December 31, 2004, the Company has recorded $694,677 as compensation expense.

(e) Share purchase warrants:

(i) On March 3, 2004, the Company completed a fully subscribed underwritten private placement of 5,000,000 special warrants, which included 1,000,000 special warrants pursuant to the exercise of the underwriters' option. The special warrants were purchased at a price of $3.25 per special warrant, for gross proceeds of $16.25 million. Each special warrant entitled the holder to acquire one common share for no additional consideration. Final receipt of the short form prospectus was received on March 29, 2004, and the special warrants were converted into common shares on April 8, 2004.

(ii) Pursuant to a private placement completed during November 2002, the Company issued 1,643,655 common share purchase warrants that entitled the holders to acquire 1,643,655 common shares at a price of $1.80 per share, expiring February 23, 2004. 1,563,462 warrants were exercised in 2003 for proceeds of $2,814,232. At December 31, 2003, 80,193 of these common share purchase warrants were outstanding. During 2004 these warrants were fully exercised.

(iii) Pursuant to a private placement completed in August 2003, the Company issued 3,305,750 common share purchase warrants that entitled the holders to acquire 3,305,750 common shares at a price of $2.00 per share, expiring August 8, 2005. At December 31, 2004, 2,641,000 of these warrants were outstanding.

(f) Agents options:

(i) Pursuant to a private placement completed during November 2002, 230,112 agents options were issued that entitled the agents to acquire one common share and one-half of a warrant for $1.42 expiring on November 21, 2003. During 2003, all agents options were exercised. In 2003, 115,056 warrants were issued to the agents upon exercise of the agents options, and were exercisable at $1.80 per warrant until February 23, 2004. At December 31, 2003, all of these warrants were outstanding, however they were all exercised in 2004.

(ii) Pursuant to a private placement completed during August 2003, 214,873 agents options were issued which entitled the agent to acquire one common share and one warrant at an exercise price of $1.60 per unit. All options were exercised before expiring on August 8, 2004. For each agents option exercised, a warrant was issued to acquire a common share at an exercise price of $2.00 per warrant until August 8, 2005. At December 31, 2004, 53,719 warrants were outstanding. The fair value of these options and warrants, estimated to be $186,995 using the Black-Scholes option pricing model, was included in share issue costs at December 31, 2003.

8. Common shares (continued):

(g) Bankers warrants:

There are 250,000 bankers warrants outstanding as at December 31, 2004 that entitle the Company's former bank to purchase 250,000 common shares of the Company at an exercise price of $2.50 per common share. These bankers warrants expire on September 29, 2005.

9. Contributed surplus:

For stock options granted to employees and directors after January 1, 2002, the Company records compensation expense using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital. During the year, contributed surplus has changed as follows:

Opening contributed surplus, December 31, 2003	$ 156,049
Retroactive adoption of fair value method (note 2)	398,134
	554,183
Stock-based compensation expense	694,677
Stock options exercised	(71,866)
Balance, December 31, 2004	$ 1,176,994

10. Income taxes:

Income tax expense varies from the amount that would be computed by applying the combined Federal and Provincial income tax rate of 33.87% (2003 – 36.74%) as follows:

	2004	2003
Expected income tax expense (recovery)	$ 1,503,000	$ (203,000)
Increase (decrease) resulting from:		
Unrecognized future tax assets	(3,097,000)	326,000
Permanent differences	607,000	(123,000)
Impact of future enacted tax rates and exchange rate	482,000	–
Impact of foreign jurisdiction tax rates	505,000	–
Alternative minimum tax expense	145,000	–
Income tax expense	$ 145,000	$ –

10. Income taxes (continued):

The components of the Company's net future income tax assets, no portion of which has been recorded in these financial statements, are as follows:

	Asset (Liability)		
December 31, 2004	Canada	United States	Total
Net operating losses	$ 1,091,000	$ 5,714,000	$ 6,805,000
Research and development tax pools	598,000	–	598,000
Property and equipment	(218,000)	(6,000)	(224,000)
Share issue costs	631,000	–	631,000
Inventory	–	(27,000)	(27,000)
Goodwill	–	(318,000)	(318,000)
	$ 2,102,000	$ 5,363,000	$ 7,465,000

	Asset (Liability)		
December 31, 2003	Canada	United States	Total
Net operating losses	$ 384,000	$ 9,186,000	$ 9,570,000
Research and development tax pools	999,000	–	999,000
Property and equipment	(178,000)	42,000	(136,000)
Share issue costs	408,000	–	408,000
Inventory	–	(52,000)	(52,000)
Goodwill	–	(227,000)	(227,000)
	$ 1,613,000	$ 8,949,000	$ 10,562,000

The net operating loss carry-forwards reflected above expire as follows:

	Net operating losses
United States:	
2020	$ 1,629,000
2021	8,065,000
2022	4,371,000
	$ 14,065,000
Canada:	
2010	$ 2,055,000
2014	1,193,000
	$ 3,248,000

The Company has unrecognized tax credits totaling $1,691,000 in Canada, and $2,056,000 in the United States relating to its research and development activities. The Company also has alternative minimum tax credits of $145,000 available in the United States.

11. Arbitration costs:

In the third quarter of 2003, the Company was denied an arbitration claim against a previous customer for an alleged breach of contract that was initiated by the Company in 2002. Total charges related to the claim were $1,479,290, including legal fees, tribunal hearing charges, inventory write-offs, settlement payouts and other related costs.

Notes to Consolidated Financial Statements

Years ended December 31, 2004 and 2003

12. Segmented information:

(a) Operating segments:

The Company determines the information to report about operating segments based upon the structure in which management has organized the operating segments within the Company for making operating decisions and assessing financial performance.

The Company's chief operating decision maker is the Company's President and CEO. The President and CEO reviews financial information presented by its two operating segments – the GPS Business Unit and the Wireless Business Unit. The operating segments are defined by the primary technologies incorporated in their product lines.

Years ended December 31:

	GPS Business Unit		Wireless Business Unit		Corporate		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
Sales	$ 32,003,000	$ 25,275,000	$ 49,553,000	$ 45,771,000	$ –	$ –	$ 81,556,000	$ 71,046,000
Interest expense	–	–	–	–	37,000	678,000	37,000	678,000
Depreciation and amortization	821,000	758,000	665,000	396,000	–	–	1,486,000	1,154,000
Net earnings (loss)	8,050,000	3,982,000	(313,000)	185,000	(3,444,000)	(4,720,000)	4,293,000	(553,000)
Capital assets and goodwill	7,935,000	7,276,000	18,620,000	15,537,000	–	–	26,555,000	22,813,000
Total assets	29,595,000	19,126,000	33,212,000	21,891,000	–	–	62,807,000	41,017,000
Capital expenditures	736,000	712,000	2,202,000	140,000	–	–	2,938,000	852,000

(b) Assets and sales by geographic segment:

	Assets		Sales	
	2004	2003	2004	2003
United States	$ 38,466,000	$ 27,111,000	$ 71,657,000	$ 60,385,000
Canada	24,341,000	13,906,000	3,855,000	5,117,000
Europe	–	–	1,426,000	2,488,000
Other	–	–	4,618,000	3,056,000

Sales are attributed to geographic segments based on the location of the customer.

(c) Major customers:

Of the Company's sales for the year ended December 31, 2004, 70% (December 31, 2003 - 63%) were to 2 customers. The Wireless Business Unit had sales to one customer totaling $42,514,000 (2003 - $35,658,000), and the GPS Business Unit had sales to one customer totaling $14,932,000 (2003 - $8,860,000). Both of these customers are located in the United States.

13. Financial instruments:

The carrying values cash and cash equivalents, of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these instruments. All long-term debt with variable interest rates is assumed to be at fair value and therefore is not revalued.

13. Financial instruments (continued):

The nature of these instruments and the Company's operations expose the Company to the following risks:

(a) Credit risk:

Credit risk reflects the risk the Company may be unable to recover accounts receivable. The Company employs established credit approval and monitoring practices to mitigate this risk.

(b) Interest risk:

The Company is exposed to interest rate risk to the extent that it has significantly drawn on its operating line of credit and carries long-term debt, both of which calculate interest as a function of the current prime lending rate.

(c) Foreign exchange risk:

The Company is exposed to foreign exchange risk in that the majority of its revenues and a significant portion of its expenses are denominated in US dollars.

14. Commitments:

The Company is committed to annual minimum operating lease payments, excluding tenant-operating costs, of:

2005	$ 1,010,000
2006	969,000
2007	871,000
2008	597,000
2009	557,000
Thereafter	914,000

15. Related party transactions:

On March 4, 2003, the Company repurchased 700,000 common shares from a director for cash consideration of $1,184,700. The paid up capital amount of these shares was $1,340,749, and as such, the gain of $156,049 was treated as contributed surplus. Previously the Company had advanced US$750,000 to this director as an interest-bearing loan, secured by the 700,000 shares held by the director. Subsequent to the Company repurchasing the shares from the director, the loan was repaid in full.

The Company has made loans to certain employees. The total amount of such loans was $65,019 at December 31, 2004 (December 31, 2003 - $64,468) and is included in accounts receivable. These amounts include loans made to certain key employees of the Company to assist them in paying withholding tax on shares issued to them under the Wireless Link Incentive Share Administration Plan.

16. Contingencies:

The Company is subject to various claims and contingencies related to lawsuits and other matters arising in the normal course of operations. Management believes the ultimate liability, if any, arising from such claims or contingencies, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

17. Subsequent event:

On March 28, 2005, the Company entered into an agreement for an underwritten private placement of 3,200,000 common shares at $3.75 per share. In addition, an option was granted to the underwriters to purchase up to 800,000 common shares also at $3.75 per share. Closing of the private placement is subject to a number of conditions including regulatory approval.

Corporate Information

• Directors

Related

Stephen Verhoeff
President & CEO

Michael Brower
President
Fall Creek Consultants Inc.

Hamid Najafi
President
Broadlink Research Inc.

Unrelated

Michael Lang(1)(2)(3)
Chairman
StoneBridge Merchant Capital Corp.

Paul Camwell(2)(4)
Vice President & CTO
Extreme Engineering Limited

Brian Hamilton(2)(4)
Financial Consultant

Howard Yenke(3)
Retired Executive

Paul Cataford
President & CEO
University Technologies International Inc.

• Senior Officers

Colin Maclellan
Chief Operating Officer

Cameron Olson
Chief Financial Officer & Vice President, Finance

Theresa Lea
Senior Vice President, People & Communications

Phil Gabriel
Vice President Sales, Wireless Business Unit

Michael Cummiskey
Vice President, Business Development, Fixed Wireless and Radio Products, Wireless Business Unit

Owen Thistle
Vice President, Telematics Engineering

Terry Sydoryk
Vice President Marketing and Product Management, Telematics

(1) CSI Wireless Board Chairman
(2) Audit Committee
(3) Compensation Committee
(4) Corporate Governance Committee

• Legal Counsel:

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

• Bankers:

ATB Financial, Main Branch
Calgary, Alberta

• Auditors:

KPMG LLP
Calgary, Alberta

• Registrar and Transfer Agent:

Computershare Trust Company of Canada
Calgary, Alberta

• Stock Listing:

Toronto Stock Exchange
Ticker Symbol: CSY

• Shareholder Inquiries:

Corbet Pala
E-Vestor Communications Inc.
Toll free: 1•877•657•5276
Tel: 416•657•2400
Fax: 416•657•2300
e-mail: cpala@evestor.com

• News Media Inquiries:

Jeff Adams
Public Relations Manager
Tel: 403•259•3311 Ext: 254
e-mail: jadams@csi-wireless.com

Annual & Special Meeting

The Annual & Special Meeting will be held on Wednesday, May 25, 2005 at 3:00 p.m. MST at the CSI Wireless head office, Calgary, Alberta.

CSI Wireless Inc.
4110 - 9th Street SE • Calgary • Alberta • T2G 3C4
Telephone: 403•259•3311 • Fax: 403•259•8866

Satloc LLC
7560 E. Redfield Road, Suite B • Scottsdale • Arizona • 85260
Telephone: 480•348•9919 • Fax: 480•348•6370

CSI Wireless LLC
1001 Murphy Ranch Road • Building 3 Suite 110 • Milpitas • California • 95035
Telephone: 408•434•0685 • Fax: 408•433•9647

csi wireless™

www.csi-wireless.com